                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                                  Equinix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    2944U106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                             STT Communications Ltd
                                 51 Cuppage Road
                            #10-11/17, StarHub Centre
                                229469 Singapore
                            Telephone (65) 6723 8668
                            Facsimile (65) 6720 7277

                                    Copy to:

                               Michael W. Sturrock
                              Latham & Watkins LLP
                            80 Raffles Place, #14-20
                                   UOB Plaza 2
                                Singapore 048624
                            Telephone (65) 6536 1161
                            Facsimile (65) 6536 1171


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 November 9, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------

CUSIP No. 2944U106                                        13D                                      Page 2 of 16 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        TEMASEK HOLDINGS (PRIVATE) LIMITED


------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      11,718
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,189,549

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      11,718

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,189,549

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,201,267(1)

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.4%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by i-STT Investments Pte. Ltd.

CUSIP No. 2944U106                                        13D                                      Page 3 of 16 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH

                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,189,549

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      0

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,189,549

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,189,549

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.4%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------


CUSIP No. 2944U106                                        13D                                      Page 4 of 16 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        STT COMMUNICATIONS LTD


------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH

                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,189,549

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      0

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,189,549

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,189,549

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.4%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------

CUSIP No. 2944U106                                        13D                                      Page 5 of 16 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        i-STT INVESTMENTS PTE. LTD.



------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH

                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,189,549

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      0

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,189,549

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,189,549

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.4%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------

CUSIP No. 2944U106                                        13D                                      Page 6 of 16 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        i-STT INVESTMENTS (BERMUDA) LTD.



------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH

                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      4,300,000

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      0

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      4,300,000

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,300,000

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.8%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------

                                                              Page 7 of 16 Pages


This Amendment No. 6 amends the Schedule 13D previously filed by STT Communications Ltd ("STT Comm") with the Securities and Exchange Commission on October 11, 2002, as amended and restated by Amendment No. 1 to Schedule 13D filed on January 3, 2003 by STT Comm, as further amended by Amendment No. 2 to
Schedule 13D filed on December 22, 2003, as further amended by Amendment No. 3 to Schedule 13D filed on December 30, 2004, as further amended by Amendment No. 4 to Schedule 13D filed on January 14, 2005 and as further amended by Amendment No. 5 to Schedule 13D filed on October 7, 2005 (as amended, the "Statement") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Equinix, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

i-STT Investments (Bermuda) Ltd. ("i-STT Bermuda")
Canon's Court, 22 Victoria Street
Hamilton HM12 Bermuda
(a Bermuda exempted company)
Principal business of i-STT Bermuda: Holding company

i-STT Bermuda is a wholly-owned subsidiary of i-STTI.

Schedule A, which contains information regarding the executive officers and directors of the Reporting Persons, is amended and restated in its entirety and is incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

STT Comm has decided to sell all of its shares of Common Stock, all as described in the Prospectus Supplement dated November 9, 2005 to the Prospectus dated October 28, 2005 filed by the Issuer on November 14, 2005. It has entered into various transactions described below in Item 6 to effectuate that sale.

In an underwritten secondary offering to the public, i-STTI agreed to sell 5,150,000 shares of Common Stock to the underwriters at the public offering price of $35.64 per share (before deducting underwriting discount). This offering is expected to close on November 16, 2005 subject to customary closing conditions. In addition, i-STTI agreed to offer the underwriters an option to purchase up to 739,549 additional shares of Common Stock to cover over-allotments, if any.

Concurrently with the secondary offering, i-STT Bermuda entered into the pre-paid forward purchase agreement discussed in Item 6 herein with Credit Suisse First Boston Capital LLC whereby i-STT Bermuda agreed to sell up to 4,300,000 shares of Common Stock. In connection with such pre-paid forward purchase agreement, the Collateral Agreement discussed in Item 6 herein was also entered into. An affiliate of Credit Suisse First Boston Capital LLC intends to publicly offer securities exchangeable for the Common Stock agreed to be purchased pursuant to the pre-paid forward purchase agreement.

                                                              Page 8 of 16 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

i-STT Bermuda owns of record 4,300,000 shares of Common Stock representing 15.8% of the outstanding shares of Common Stock. i-STTI owns of record 5,889,549 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock. Because of the relationships described in Item 2 above, the direct and indirect parents of i-STTI and i-STT Bermuda may be deemed to beneficially own the shares owned of record by i-STTI and i-STT Bermuda representing a total of 37.4% of the outstanding shares of Common Stock. Temasek disclaims beneficial ownership of the shares owned of record by i-STTI and i-STT Bermuda.

In addition to the share amounts detailed in the preceding paragraph, Temasek may be deemed to beneficially own 11,718 additional shares of Common Stock, representing 0.04% of the outstanding shares of Common Stock. The additional 11,718 shares of Common Stock are owned beneficially and of record by Temasek's indirect, wholly-owned subsidiary, T.H.e Venture Pte Ltd.

On November 7, 2005, i-STTI elected to exercise its preferred stock warrant for 965,674 shares of the Issuer's series A preferred stock and elected to convert an aggregate of $2,208,007.87 of the outstanding series A-1 convertible secured notes, including interest due through November 7, 2005, into 240,578 shares of the Issuer's series A preferred stock. In addition, on November 9, 2005, i-STTI elected to convert all of its series A preferred stock into an aggregate 3,074,919 shares of Common Stock. The series A preferred stock each converted into Common Stock on a 1 for 1 basis.

Concurrently with the above mentioned conversions, and pursuant to an internal restructuring, i-STTI contributed to i-STT Bermuda, a newly formed subsidiary, 4,300,000 shares of Common Stock which i-STT Bermuda now owns directly. As a result of the transfer, i-STTI now directly owns 5,889,549 shares of Common Stock.

The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock disclosed as outstanding as of September 30, 2005, in the Form 10-Q filed by the Issuer on October 26, 2005 and the number of shares issued upon the above mentioned conversions (i.e. an aggregate of 27,263,658 shares of Common Stock). Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To effectuate the sale of its holding in Equinix, STT Comm planned the sale of two tranches of Common Stock. i-STTI entered into an Underwriting Agreement with the Issuer and Citigroup Global Market Inc., Credit Suisse First Boston LLC and Goldman, Sachs & Co., as representatives of the several underwriters named in Schedule A thereto, to underwrite the secondary offering of 5,150,000 shares of Common Stock to the public. In addition, i-STTI agreed to offer the underwriters an option to purchase up to 739,549 additional shares of Common Stock to cover over-allotments, if any.

                                                              Page 9 of 16 Pages


To sell the second tranche, i-STTI restructured internally and transferred 4,300,000 shares of Common Stock to i-STT (Bermuda), a newly formed subsidiary. Under a Collateral Agreement with Credit Suisse First Boston Capital LLC and Credit Suisse First Boston LLC, as collateral agent, i-STT (Bermuda) pledged those shares of Common Stock to Credit Suisse First Boston Capital LLC. Concurrently, i-STT (Bermuda) entered into the pre-paid forward purchase agreement with Credit Suisse First Boston Capital LLC whereby i-STT (Bermuda) agreed to sell up to 4.3 million shares of Common Stock.

Pursuant to a Terms Agreement with i-STT (Bermuda), the Issuer, Credit Suisse First Boston LLC, as representative of the several underwriters named in Schedule A thereto, and Credit Suisse First Boston (USA) Inc., an affiliate of Credit Suisse First Boston Capital LLC ("CSFB (USA)"), CSFB (USA) intends to publicly offer securities exchangeable for the Common Stock agreed to be purchased pursuant to the pre-paid forward purchase agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Underwriting Agreement by and among i-STT Investments Pte. Ltd., Equinix, Inc., and Citigroup Global Market Inc., Credit Suisse First Boston LLC and Goldman, Sachs & Co., as representatives of the several underwriters named in Schedule A thereto, dated as of November 9, 2005 (1).

2. Terms Agreement by and among Credit Suisse First Boston (USA) Inc., i-STT Investments (Bermuda) Ltd., Equinix, Inc. and Credit Suisse First Boston LLC acting severally on behalf of itself and on behalf of the underwriters named in Schedule A thereto dated as of November 9, 2005 (2).

3. Forward Purchase Agreement between i-STT Investments (Bermuda) Ltd., as seller, and Credit Suisse First Boston Capital LLC, as purchaser, dated as of November 9, 2005.

4. Collateral Agreement among i-STT Investments (Bermuda) Ltd., as pledgor, Credit Suisse First Boston LLC, as collateral agent, and Credit Suisse First Boston Capital LLC dated as of November 9, 2005.

----------

(1) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Equinix, Inc. on November 14, 2005
(2) Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Equinix, Inc. on November 14, 2005

                                                             Page 10 of 16 Pages


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 14, 2005       TEMASEK HOLDINGS (PRIVATE) LIMITED


                               By: /s/ Chia Yue Joo
                                   ---------------------------------------------
                                   Name:  Chia Yue Joo (Ms.)
                                   Title: Managing Director, Legal & Regulations



                               SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                               By: /s/ Pek Siok Lan
                                   ---------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Company Secretary



                               STT COMMUNICATIONS LTD


                               By: /s/ Pek Siok Lan
                                   ---------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Company Secretary



                               i-STT INVESTMENTS PTE. LTD.


                               By: /s/ Pek Siok Lan
                                   ---------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Director



                               i-STT INVESTMENTS (BERMUDA) LTD.


                               By: /s/ Stephen Geoffrey Miller
                                   ---------------------------------------------
                                   Name:  Stephen Geoffrey Miller
                                   Title: Director

                                                             Page 11 of 16 Pages


                                  EXHIBIT INDEX


1. Underwriting Agreement by and among i-STT Investments Pte. Ltd., Equinix, Inc., and Citigroup Global Market Inc., Credit Suisse First Boston LLC and Goldman, Sachs & Co., as representatives of the several underwriters named in Schedule A thereto, dated as of November 9, 2005 (1).

2. Terms Agreement by and among Credit Suisse First Boston (USA) Inc., i-STT Investments (Bermuda) Ltd., Equinix, Inc. and Credit Suisse First Boston LLC acting severally on behalf of itself and on behalf of the underwriters named in Schedule A thereto dated as of November 9, 2005 (2).

3. Forward Purchase Agreement between i-STT Investments (Bermuda) Ltd., as seller, and Credit Suisse First Boston Capital LLC, as purchaser, dated as of November 9, 2005.

4. Collateral Agreement among i-STT Investments (Bermuda) Ltd., as pledgor, Credit Suisse First Boston LLC, as collateral agent, and Credit Suisse First Boston Capital LLC dated as of November 9, 2005.

----------

(1) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Equinix, Inc. on November 14, 2005
(2) Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Equinix, Inc. on November 14, 2005

                                                             Page 12 of 16 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):

        Name, Business Address
        and Position at Temasek                Present Principal Occupation         Citizenship
---------------------------------------- -------------------------------------- -------------------
S Dhanabalan                             Chairman,                              Singaporean
60B Orchard Road                         DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                           Chairman/Managing Director,            Singaporean
1 Harbourfront Place                     ExxonMobil Asia Pacific Pte Ltd
#06-00 Harbourfront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                           Permanent Secretary,                   Singaporean
100 High Street #09-01                   Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                             Member,                                Singaporean
60B Orchard Road                         Council of Presidential Advisers
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Koh Boon Hwee                            Executive Chairman,                    Singaporean
1 Kim Seng Promenade                     Sunningdale Tech Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                             Managing Director/Group CEO,           Singaporean
205 Braddell Road                        ComfortDelgro Corporation Limited
West Wing 5(th) Floor
Singapore 579701
(Director of Temasek)

Ho Ching                                 Executive Director & CEO,              Singaporean
60B Orchard Road                         Temasek Holdings (Private) Limited
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director and CEO of
Temasek)

                                                             Page 13 of 16 Pages

        Name, Business Address
        and Position at Temasek                Present Principal Occupation         Citizenship
---------------------------------------- -------------------------------------- -------------------
Goh Yew Lin                              Executive Director,                    Singaporean
50 Raffles Place                         G.K. Goh Holdings Limited
#33-00
Singapore 048623
(Director of Temasek)

Simon Claude Israel                      Director,                              New Zealander
1 Temasek Avenue                         Danone Asia Pte Ltd                    Singapore Permanent
#34-02/03/04 Millenia Tower                                                     Resident
Singapore 039192
(Director of Temasek)

The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

         Name, Business Address
          and Position at STT                  Present Principal Occupation         Citizenship
---------------------------------------- -------------------------------------- -------------------
Tan Guong Ching                          Corporate Director                     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT)

Peter Seah Lim Huat                      Corporate Director                     Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT)

Lee Theng Kiat                           President and CEO, STT and STT Comm    Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                             Corporate Director                     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Lim Ming Seong                           Corporate Director                     Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT)

Sio Tat Hiang                            Executive Vice President, STT and STT  Singaporean
51 Cuppage Road #10-11/17                Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

                                                             Page 14 of 16 Pages


         Name, Business Address
          and Position at STT                  Present Principal Occupation         Citizenship
---------------------------------------- -------------------------------------- -------------------
Pek Siok Lan                             Senior Vice President, Legal and       Singaporean
51 Cuppage Road #10-11/17                General Counsel, STT and STT
StarHub Centre                           Comm
Singapore 229469
(Company Secretary, STT)

Stephen Geoffrey Miller                  Chief Financial Officer, STT and STT   Australian
51 Cuppage Road #09-01                   Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

Anupam Garg                              Senior Vice President, International   Indian
51 Cuppage Road #09-01                   Business Development, STT and STT
StarHub Centre                           Comm
Singapore 229469
(Senior Vice President, International
Business Development, STT)

Kek Soon Eng                             Senior Vice President, Management of   Singaporean
51 Cuppage Road #10-11/17                Investee Companies, STT and STT
StarHub Centre                           Comm
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT)

The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):

        Name, Business Address
       and Position at STT Comm               Present Principal Occupation          Citizenship
---------------------------------------- -------------------------------------- -------------------
Tan Guong Ching                          Corporate Director                     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT Comm)

Peter Seah Lim Huat                      Corporate Director                     Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT
Comm)

Lee Theng Kiat                           President and CEO, STT and STT         Singaporean
51 Cuppage Road #10-11/17                Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT
Comm)

                                                             Page 15 of 16 Pages


        Name, Business Address
       and Position at STT Comm               Present Principal Occupation          Citizenship
---------------------------------------- -------------------------------------- -------------------
Sum Soon Lim                             Corporate Director                     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong                           Corporate Director                     Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT Comm)

Sio Tat Hiang                            Executive Vice President, STT and      Singaporean
51 Cuppage Road #10-11/17                STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT Comm)

Pek Siok Lan                             Senior Vice President, Legal &         Singaporean
51 Cuppage Road #10-11/17                General Counsel, STT and STT
StarHub Centre                           Comm
Singapore 229469
(Company Secretary, STT Comm)

Stephen Geoffrey Miller                  Chief Financial Officer, STT and STT   Australian
51 Cuppage Road #09-01                   Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT Comm)

Anupam Garg                              Senior Vice President, International   Indian
51 Cuppage Road #09-01                   Business Development, STT and STT
StarHub Centre                           Comm
Singapore 229469
(Senior Vice President, International
Business Development, STT Comm)

Kek Soon Eng                             Senior Vice President, Management of   Singaporean
51 Cuppage Road #10-11/17                Investee Companies, STT and STT
StarHub Centre                           Comm
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT Comm)

The following is a list of the executive officers and directors of i-STT Investments Pte. Ltd. ("i-STTI"):

         Name, Business Address
         and Position at i-STTI                Present Principal Occupation         Citizenship
---------------------------------------- -------------------------------------- -------------------
Lee Theng Kiat                           President and CEO,                     Singaporean
51 Cuppage Road,                         STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director, i-STTI)

                                                             Page 16 of 16 Pages


         Name, Business Address
         and Position at i-STTI                Present Principal Occupation         Citizenship
---------------------------------------- -------------------------------------- -------------------
Sio Tat Hiang                            Executive Vice President,              Singaporean
51 Cuppage Road,                         STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director, i-STTI)

Pek Siok Lan                             Senior Vice President, Legal &         Singaporean
51 Cuppage Road                          General Counsel,
#10-11/17 StarHub Centre                 STT and STT Comm
Singapore 229469
(Director, i-STTI)

The following is a list of the executive officers and directors of i-STT Investments (Bermuda) Ltd. ("i-STT Bermuda")

        Name, Business Address
     and Position at i-STT Bermuda            Present Principal Occupation          Citizenship
---------------------------------------- -------------------------------------- -------------------
Stephen Geoffrey Miller                  Chief Financial Officer, STT and STT   Australian
51 Cuppage Road,                         Comm
#09-01 StarHub Centre
Singapore 229469
(Director, i-STT Bermuda)

Kek Soon Eng                             Senior Vice President, Management of   Singaporean
51 Cuppage Road                          Investee Companies, STT and STT
#10-11/17 StarHub Centre                 Comm
Singapore 229469
(Director, i-STT Bermuda)